BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                     Buenos Aires, July 25, 2008

Comision Nacional de Valores (National Securities Commission)

By Hand

          Ref.: Program for the issuance and re-issuance of Ordinary Negotiable
                Obligations for up to US$2,000,000,000 -Partial Cancellation.

Dear Sirs,

          In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank decided to repay the Negotiable Obligations detailed below and cancel the public offering thereof. Such Negotiable Obligations had been acquired under market terms:

          * Negotiable Obligations due in 2014: for a face value of US$ 32,259,969 (thirty two million, two hundred and fifty nine thousand, nine hundred and sixty nine US Dollars).

          Having made this repayment, the principal amount of the outstanding Negotiable Obligations due in 2014 now has a face value of US$ 290,049,208 (two hundred and ninety million, forty nine thousand and two hundred and eight US Dollars).

          Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 32,259,969 of Negotiable Obligations due in 2014.

                                                        Yours faithfully,


                                                        Patricia Lastiry
                                                        Attorney in fact